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January 6, 2014

Christian Windsor

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                          MB Financial

Amendment No. 1 to Registration Statement on Form S-4

Filed December 6, 2013

File No. 333-191770

Dear Mr. Windsor:

On behalf of MB Financial, Inc. (“MB Financial”), and in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 31, 2013 (the “Comment Letter”) on Amendment No. 1 to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on December 6, 2013, we submit this letter containing MB Financial’s response to the Comment Letter.  Concurrent with the filing of this letter, the Company is filing an amendment to the Registration Statement (“Amendment No. 2”).  The response set forth in this letter is numbered to correspond to the numbered comment in the Comment Letter.

For your convenience, we have set forth below in boldface type the text of the Staff’s comment from the Comment Letter, followed by our response.

Amendment No. 1 to Registration Statement on Form S-4

Exhibits

Tax Opinions of Barack Ferrazzano and Silver Freedman

1.                                    In both Exhibit 8.1 and Exhibit 8.2, counsel has assumed that the merger will “qualify as a merger under all applicable state business corporation statutes.” It is inappropriate for counsel to assume a legal conclusion, particularly a conclusion necessary

Christian Windsor

Special Counsel

January 6, 2014

to support their ultimate conclusion as to the tax treatment of the transaction. Please revise both opinions so that they opine as to all legal conclusions necessary to support the opinion.

RESPONSE: Both tax opinions have been revised in response to the Staff’s comment to remove the above-referenced assumption and are attached to Amendment No. 2 as Exhibits 8.1 and 8.2.

Should the Staff have any questions or further comments, please contact the undersigned at (202) 295-4525.

Sincerely,

/s/ Craig M. Scheer, P.C.
Craig M. Scheer, P.C.

cc:                              Jill E. York, MB Financial, Inc.

Randall T. Conte, Taylor Capital Group, Inc.

Dennis R. Wendte, Barack Ferrazzano Kirschbaum & Nagelberg LLP